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82-3565

vtech

RECEIVED

2006 JUN 27 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF244-49/06
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Winnie SO)

06014685

22nd June 2006

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
<u>-Filing of Materials pursuant to Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the final results of VTech Holdings Limited for the year ended 31st March 2006 dated 21st June 2006 as published in an English newspaper in Hong Kong on 22nd June 2006 for your filing.

Yours faithfully

Dickson CHAN
Legal & Compliance Manager

PROCESSED
JUN 27 2006
THOMSON FINANCIAL

3

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

6/27

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code : 303)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2006

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 17.9% to US$1,204.6 million
- Profit attributable to shareholders sets a new record of US$128.8 million
- Final dividend of US26.0 cents per share, total dividend per share for the year up 146.2%
- Strong all-round growth at electronic learning products business
- Outperformance by contract manufacturing services business
- Turnaround in profitability of telecommunication products business with continuous growth in Europe
- Well positioned for further growth

The directors of VTech Holdings Limited ("the Company") announce the audited results of the Company and its subsidiaries ("the Group") and associates for the year ended 31st March 2006 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2006

	Note	2006 US$ million	2005 US$ million
Revenue	2	1,204.6	1,022.0
Cost of sales		(757.9)	(693.2)
Gross profit		446.7	328.8
Selling and distribution costs		(209.2)	(182.6)
Administrative and other operating expenses		(61.0)	(51.7)
Research and development expenses		(40.3)	(38.5)
Net receipts from an indemnification claim		–	6.7
Operating profit	2&3	136.2	62.7
Net finance income	4	3.9	1.0
Share of results of associates		–	–
Profit before taxation		140.1	63.7
Taxation	5	(11.3)	(6.8)
Profit attributable to shareholders		128.8	56.9
Interim dividend	6	14.3	2.3
Final dividend	6	62.1	27.3
Earnings per share (US cents)	7		
– Basic		54.9	25.2
– Diluted		54.3	24.9

CONSOLIDATED BALANCE SHEET
As at 31st March 2006

	Note	2006 US$ million	2005 US$ million
Non-current assets			
Tangible assets		64.6	52.6
Leasehold land payments		3.7	1.8
Deferred tax assets		5.1	2.6
Investments		0.2	0.2
		73.6	57.2
Current assets			
Stocks		133.8	124.2
Debtors and prepayments	8	183.6	175.7
Taxation recoverable		1.8	2.4
Cash and cash equivalents		242.4	123.9
		561.6	426.2
Current liabilities			
Creditors and accruals	9	(267.7)	(231.3)
Provisions		(49.3)	(41.2)
Borrowings		–	(0.1)
Taxation payable		(7.9)	(6.7)
		(324.9)	(279.3)
Net current assets		236.7	146.9
Total assets less current liabilities		310.3	204.1
Non-current liabilities			
Borrowings		–	(0.1)
Deferred tax liabilities		(4.1)	(0.7)
		(4.1)	(0.8)
Net assets		306.2	203.3
Capital and reserves			
Share capital		11.9	11.3
Reserves		294.3	192.0
Shareholders' funds		306.2	203.3

NOTES TO THE FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and the Bermuda Companies Act 1981.

The accounting policies have been consistently applied by the Group except for the accounting policy changes for the adoption of International Financial Reporting Standard 2 – Share-based payment ("IFRS2"). In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January 2005, in order to comply with IFRS2, the Group recognises the fair value of such share options as an expense in the consolidated income statement. A corresponding increase is recognised in a capital reserve within equity. Employees are required to meet vesting conditions before they become entitled to the options and the Group recognises the fair value of the options granted over the vesting period. The Group has taken advantage of the transitional provisions of IFRS2 in respect of share options and has applied IFRS2 only to share options granted after 7th November 2002 that had not vested on or before 1st January 2005. The effect of the revised policy has been to decrease the consolidated profit for the current year by US$1.6 million with the corresponding amounts credited to the capital reserve. The adoption of IFRS2 has no significant impact on the Group's financial position as at 31st March 2005 and its results of operations for the year then ended.

2 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments
Year ended 31st March 2006

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	1,203.7	0.9	1,204.6
	Segment result	138.2	0.2	138.4
	Unallocated corporate expenses			(2.2)
	Operating profit			136.2
	Net finance income			3.9
	Profit before taxation			140.1
	Taxation			(11.3)
	Profit attributable to shareholders			128.8
ii	**Segment assets**	439.2	0.8	440.0
	Associates	–	0.1	0.1
	Unallocated assets			195.1
	Total assets			635.2
	Segment liabilities	309.0	0.9	309.9
	Unallocated liabilities			19.1
	Total liabilities			329.0
iii	**Capital expenditure, depreciation, amortisation and other non-cash expenses**			
	Capital expenditure	32.0	0.1	32.1
	Depreciation	18.5	0.5	19.0
	Amortisation of leasehold land payments	0.1	–	0.1
	Other non-cash expenses	12.3	1.6	13.9

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

Primary reporting format – business segments
Year ended 31st March 2005

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	**Segment revenue**	1,020.3	1.7	1,022.0
	Segment result	62.4	0.9	63.3
	Unallocated corporate expenses			(0.6)
	Operating profit			62.7
	Net finance income			1.0
	Profit before taxation			63.7
	Taxation			(6.8)
	Profit attributable to shareholders			56.9
ii	**Segment assets**	390.8	1.2	392.0
	Associates	–	0.1	0.1
	Unallocated assets			91.3
	Total assets			483.4
	Segment liabilities	261.2	1.6	262.8
	Unallocated liabilities			17.3
	Total liabilities			280.1
iii	**Capital expenditure, depreciation and other non-cash revenue**			
	Capital expenditure	21.1	0.4	21.5
	Depreciation	17.5	0.7	18.2
	Other non-cash revenue	(0.7)	–	(0.7)

Secondary reporting format – geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America – the operations are principally the distribution of telecommunication and electronic products.

Europe – the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Revenue		Operating profit	
	2006 US$ million	2005 US$ million	2006 US$ million	2005 US$ million
North America	671.6	621.1	60.2	19.7
Europe	457.8	336.0	65.4	33.2
Asia Pacific	53.1	45.9	5.4	5.2
Others	22.1	19.0	5.2	4.6
	1,204.6	1,022.0	136.2	62.7

	Capital expenditure		Total assets	
	2006 US$ million	2005 US$ million	2006 US$ million	2005 US$ million
North America	0.6	0.7	112.8	131.3
Europe	0.6	0.3	71.1	67.2
Asia Pacific	30.9	20.5	449.8	284.1
Others	–	–	1.5	0.8
	32.1	21.5	635.2	483.4

3 **OPERATING PROFIT**

The operating profit is arrived at after charging/(crediting) the following:

	2006 US$ million	2005 US$ million
Depreciation charges		
– owned assets	18.9	18.1
– leased assets	0.1	0.1
Amortisation of leasehold land payments	0.1	–
Loss on disposal of tangible assets	0.6	–
Gain on disposal of subsidiaries	–	(1.0)
Gain on disposal of assets held for sale	–	(0.8)

4 **NET FINANCE INCOME**

	2006 US$ million	2005 US$ million
Interest expenses on bank loans and overdrafts which are:		
– Wholly repayable within five years	–	(0.2)
– Not wholly repayable within five years	–	(0.1)
Interest income	3.9	1.3
	3.9	1.0

5 **TAXATION**

	2006 US$ million	2005 US$ million
Current tax		
– Hong Kong	10.5	5.5
– Overseas	1.4	1.6
Under/(Over) provision in respect of prior years		
– Hong Kong	–	(0.4)
– Overseas	0.5	(0.1)
Deferred tax		
– Origination and reversal of temporary differences	(1.1)	0.2
	11.3	6.8

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

6 **DIVIDENDS**

	2006 US$ million	2005 US$ million
Interim dividend of US6.0 cents (2005: US1.0 cent) per share declared and paid	14.3	2.3
Final dividend of US26.0 cents (2005: US12.0 cents) per share proposed after the balance sheet date	62.1	27.3

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The final dividend of US12.0 cents per share for the year ended 31st March 2005 , but proposed after that date, was estimated to be US$27.3 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 12th August 2005. This final dividend was approved by shareholders at the Annual General Meeting on 12th August 2005. As a result of shares issuance upon exercise of share options during the period between 1st April 2005 and 12th August 2005, the final dividend paid in respect of the year ended 31st March 2005 totaled US$28.0 million.

7 **EARNINGS PER SHARE**

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$128.8 million (2005: US$56.9 million).

The basic earnings per share is based on the weighted average of 234.4 million (2005: 225.6 million) ordinary shares in issue during the year. The diluted earnings per share is based on 236.9 million (2005: 228.9 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

8 **DEBTORS AND PREPAYMENTS**

At 31st March 2006, total debtors and prepayments of US$183.6 million (2005: US$175.7 million) include trade debtors of US$162.9 million (2005: US$162.3 million).

An aging analysis of net trade debtors by transaction date is as follows:

	2006 US$ million	2005 US$ million
0-30 days	90.7	73.2
31-60 days	41.4	53.9
61-90 days	17.0	21.3
>90 days	13.8	13.9
Total	162.9	162.3

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

9 **CREDITORS AND ACCRUALS**

At 31st March 2006, total creditors and accruals of US$267.7 million (2005: US$231.3 million) include trade creditors of US$116.8 million (2005: US$98.2 million).

An aging analysis of trade creditors by transaction date is as follows:

	2006 US$ million	2005 US$ million
0-30 days	52.4	45.2
31-60 days	33.2	23.5
61-90 days	18.5	18.1
>90 days	12.7	11.4
Total	116.8	98.2

DIVIDENDS

The Board of Directors has recommended the payment of a final dividend of US26.0 cents per ordinary share payable on 14th August 2006 to shareholders in respect of the year ended 31st March 2006 whose names appear on the register of members of the Company as at the close of business on 11th August 2006 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 2nd August 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 4th August 2006 to 11th August 2006, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company no later than 4:00 p.m., the local time of the share registrars, on Thursday, 3rd August 2006.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda; the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom; and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

I am pleased to report that profit attributable to shareholders for the financial year 2006 rose to US$128.8 million, the highest achieved in our nearly 30 years of operations. This excellent result was supported by record performances from our Electronic Learning Products (ELP) and Contract Manufacturing Services (CMS) businesses, as well as the successful turnaround in profitability of the Telecommunication Products (TEL) business, as we rationalised its US operations.

Results

Revenue for the Group increased by 17.9% over the financial year 2005 to US$1,204.6 million. Profit attributable to shareholders increased by 126.4% to US$128.8 million. Earnings per share increased by 117.9% to US54.9 cents. The continued increase in profitability, together with the Group's very strong balance sheet, has allowed the Board of Directors to propose a final dividend of US26.0 cents, giving a total dividend for the year of US32.0 cents per ordinary share, as compared to US13.0 cents for the financial year 2005.

Operations

In the financial year 2005, we began to re-engineer the entire US operations of the TEL business, in response to a decline in revenue. During the financial year 2006 we continued this process, in particular focusing on making the supply chain more efficient, discontinuing unprofitable businesses, strengthening marketing and developing an entirely new range of cordless phones that is much more in tune with the needs of our customers and consumers. As a result of these efforts, profitability of the US operations has recovered. This is despite a fall in revenue as we streamlined the product lines.

In Europe, by contrast, we continued to make significant progress in growing our revenue, as we leveraged our close relationships with Original Design Manufacturing (ODM) customers, who are major fixed line telephone operators and leading brand names in the region. This, together with inroads made into new markets such as Scandinavia and Eastern Europe, saw our sales increase in Europe rise by 49.4%, to account for 28.3% of the total TEL revenue.

The tremendous momentum behind the ELP business continued in the financial year 2006, led by the highly successful V.Smile range, which has rapidly established itself as a favourite with retailers and consumers since its launch in 2004. Sales of consoles have continued to grow and together with the introduction of V.Smile Pocket in 2005, the portable version of V.Smile, have led to a greater installed base. As a result, sales of software have increasingly been driving sales growth in the ELP business.

We have not only broadened the V.Smile range through V.Smile Pocket, but also through a growing number of software ("Smartridges"). We are now adding new avenues of growth by expanding the range of accessories and by targeting younger and older age groups through V.Smile Baby and V.Flash, which will be on the shelves by the end of the calendar year 2006. These products are part of the strategy to sustain V.Smile's growth momentum.

Although V.Smile has undoubtedly been the centre of attention since its launch, we are also committed to enhancing our traditional ELPs, which still account for a significant part of the total ELP revenue. As educational toys remains a growing segment in the US toys market, our traditional products give us further opportunities to leverage our strengths in product design and technology adaptation to grow revenue and market share.

The record revenue achieved by the CMS business during the financial year 2006 reflects a second successive year of outperformance of the global electronic manufacturing services (EMS) market, which remains in a healthy growth cycle. We retain our focus on small and medium sized customers to which we provide a highly flexible and reliable service that runs from product design to full production.

Growth at CMS came largely from increased orders from existing customers and the business was successful in improving its cost structure, enabling it to maintain stable margins. In addition, a new organisational structure was implemented with the aim of strengthening our competitiveness in the EMS market further. With more management attention dedicated to individual customers, the flexibility and effectiveness of our service has been enhanced despite the continued expansion of the business.

Outlook

Clearly, the remarkable results of VTech in the financial year 2006 reflect the Group's success in executing its strategies well. Going forward, we will continue to focus on our core businesses, identify opportunities in our chosen market segments and execute our strategies carefully. I believe the Group is in very good shape and well-poised for further growth in the financial year 2007, with all initiatives on track.

In our TEL business, having restored profitability, we are targeting higher revenue as growth in Europe continues and we rebuild sales in North America.

In Europe, our core competences in manufacturing and technology give us considerable scope to gain market share as our ODM customers seek cost effective and high quality products for consumers. In the second half of the calendar year 2006, we will start to deliver VoIP cordless phones to our ODM customers in Europe, establishing a position in a market of a longer term potential.

In the United States, we are regaining shelf space with the revamped product lines. The new product line-up shows a marked improvement in industrial design and cost, which enables us to meet customers' expectations and consumers' needs better. It also strengthens our competitiveness in the marketplace. We intend to launch a series of next-generation cordless phones in spring 2007 and we will continue to build our presence in the VoIP cordless telephony market in the United States.

The ELP business will continue to grow, building on its leadership in Europe and its growing market share in North America as the V.Smile platform expands and more new products are added to our traditional ELP ranges. Through V.Smile Baby and V.Flash, the V.Smile range encompasses children from the age of nine months to the pre-teens. We intend to strengthen our leadership position in the educational video game category by investing in R&D to ensure a robust pipeline of product innovations. We will continue to support our products with advertising, PR, trade promotion and point of sales displays to ensure their success with the consumer. At the same time, we will take care to ensure that the expansion is well managed and that costs are kept well under control.

The global EMS industry is forecast to remain on an uptrend and we expect our CMS business to continue to grow with the industry. We are taking great care to manage growth at this business, devoting considerable effort to maintaining the exceptional levels of quality and service which are fundamental to its success. The new, customer oriented organisational structure will be supported by expanded manufacturing facilities. The R&D service offered to our customers is expected to drive further growth for the CMS business.

This overall optimistic outlook must be tempered with caution as rising interest rates may affect global economy and dampen consumer confidence. Furthermore, our success in the ELP and CMS businesses, together with the continuous growth of the TEL business in Europe, is likely to invite more competition. To stay ahead of our rivals, we thus need to ensure that our strategies are well executed.

All of our businesses did well in countering the pressure of rising production costs during the financial year 2006. Oil prices remained high throughout the financial year, resulting in high prices for plastics, an important raw material for many of our products. Labour costs rose in southern China, our manufacturing base, following the raising of the minimum wage and the appreciation of the Renminbi against the US dollar.

It is likely that these trends will continue and hence impose further cost pressures on the Group during the financial year 2007. Indeed, recently, we have seen rises in component prices such as printed circuit boards and integrated circuits that may have an impact on our businesses. We will therefore have to continue to make progress in cost control in order to achieve sustainable growth.

In this regard, our new plant at Qingyuan city, the northern Guangdong province, is expected to deliver cost savings over time. The facility commenced operations in November 2005 and will allow us to transfer certain operations, particularly the labour and electricity intensive plastics production, to this lower cost environment.

Appreciation

Clearly, the success we have achieved would not have been possible without the commitment and dedication of everyone at the Group. I would therefore like to thank my fellow directors and senior management, as well as all VTech employees for their hard work. As we enter our 30th anniversary, I would also like to extend a special thanks to our suppliers, bankers, shareholders and other business partners for their support during the past 30 years, which has helped transform VTech into the Group it is today.

REVIEW OF OPERATIONS

Telecommunication Products

The TEL business continued to execute its plan to rationalise its US operations during the financial year 2006. As a result of the successful implementation, the business returned to profitability, although revenue declined slightly by 2.9% over the financial year 2005 to US$594.7 million. For the financial year 2006, the business accounted for 49.4% of Group revenue, as compared to 59.9% in the previous financial year.

The rationalisation of the US business during the financial year saw a further reduction in overheads and operating expenses. A comprehensive improvement programme was put in place to re-engineer all processes worldwide to increase efficiency. As a result, profitability of the US business was successfully turned around. Revenue was lower, however, as we streamlined our product lines and exited unprofitable businesses. In the financial year 2006, revenue in North America declined by 14.3% to US$407.3 million.

While re-engineering the operations, the business worked on creating an entirely new product line-up, which was unveiled at the Consumer Electronics Show in Las Vegas in January 2006. The new product range aims to be much more closely aligned with the needs of VTech customers and consumers in North America with close attention paid to the phones' features to enhance their value proposition. More emphasis has also been placed on developing more distinct identities for the VTech and AT&T brands, to allow the Group to exploit its dual brand strategy more fully.

To strengthen VTech's competitiveness, the business has rationalised component usage and standardised technology platforms to achieve cost savings and ensure more cost effective products. The revamped product line has been gradually appearing on shelves since April 2006 and customers are in general supportive of the products, in particular of some of the 5.8GHz analogue models.

Considerable effort was also devoted during the financial year 2006 to strengthening marketing in support of the launch of the new product line-up. The marketing team in the United States created a new window box packaging design that is completely recyclable and is much easier for the consumer to handle than the standard clamshell. It was first launched to club stores in May 2006. VTech has applied to patent this design, which has made the Group more environmentally friendly in the eyes of consumers and is pressuring competitors to follow its lead, adding to our legacy as a pioneer in the telecommunication products industry.

In the financial year 2006, the business in the United States also introduced a series of well designed print and online advertising campaigns. These were highly successful, winning considerable industry acclaim, including nationwide recognition "Campaign of the Week" from www.adbumb.com and third place in the A.M.A. Max Award for Marketing Excellence for 2005.

Outside the US market, VTech continued to achieve growth in Europe, offsetting a large part of the sales decline in North America. Revenues in Europe rose by 49.4% to US$168.5 million, representing 28.3% of the total telecommunication products revenue.

Growth was recorded mainly in Western Europe, notably France and Germany. The Group also made good progress in penetrating new markets such as Scandinavia and Eastern Europe.

As national fixed line telephone operators and other incumbent players are still dominant in several major European markets, our business strategy will remain to supply cordless phones to these companies on an ODM basis. Our relationships with these customers have strengthened as they see the advantage to their businesses of having a reliable, cost effective and high quality ODM partner that has complied with the European environmental directive RoHS. This strategy is ensuring a quicker expansion in the near term than pursuing one based on our own brand.

In the longer term, we remain convinced that the VoIP market will offer considerable opportunities as fixed line traffic moves to this new technology platform. However, we will phase our investment to ensure it matches the growth with actual consumer demand. Currently, the Group offers three VoIP phone models in North America in partnership with Vonage, North America's leading broadband telephone service provider, Skype, an eBay company which is the world's fast growing Internet communication software and Yahoo!, the world's leading Internet portal. The Skype and Yahoo! models are dual mode, allowing users to make and receive both fixed line and peer-to-peer VoIP calls.

Electronic Learning Products

The ELP business achieved another year of excellent results in the financial year 2006, with revenue rising by 60.7% to US$451.7 million to set a new record. The expanding V.Smile range continued to show strong momentum while the traditional ELP also posted solid growth.

The outstanding performance was due to the increased brand recognition that has resulted from our increasing efforts in marketing and promotion, as well as the remarkable success of V.Smile. As a result of the sharp rise in revenue, the ELP business accounted for 37.5% of Group revenue in the financial year 2006, as compared with 27.5% in the previous financial year.

The revenue increase was apparent in all markets, but was particularly marked in the United States. Led by the highly acclaimed V.Smile range, the ELP business continued to gain shelf space among major retailers. Revenue from North America rose by 101.0% to US$217.7 million while that from Europe increased by 34.3% to US$214.8 million. VTech has thus further strengthened its leadership position in its principal European markets, while gaining market share in the United States.

In the financial year 2006, the V.Smile range benefited from its first full year of sales and its second year in the market. Sales of the range accounted for a significant part of the total ELP revenue. The rising installed base of consoles and V.Smile Pocket handheld units generated higher software sales.

V.Smile has successfully established itself as a product category in its own right – the educational video game system — and the Group is committed to ensuring the longevity of the category through its further evolution and expansion. In May 2005, the handheld unit, V.Smile Pocket was introduced. During the financial year 2006, significant developments were undertaken in accessories, software and platforms to help drive sales in the financial year 2007.

In accessories, V.Smile Jammin' Gym Class offers a touch sensitive number-coded mat that connects to the system to teach children physical exercise, music, dance and maths in an entertaining way. V.Smile Art Studio is another plug in accessory that develops children's artistic skills through an electronic drawing and colouring board.

In software, the V.Smile library will see 10 new Smartridges added to its line-up by the end of the calendar year 2006: Noddy, Backyardigans, Bert & Ernie, Lil Bratz, Cars, Spider-Man and Friends II, Batman, Shrek III and Superman. The software library will grow to 33 titles in all and we are negotiating further titles for the future. For the growing Spanish speaking population in the United States, VTech has introduced 12 Spanish Smartridges that include favorite characters including Nemo, Scooby-Doo and Batman.

VTech also announced the launch of two important new platforms, the V.Smile Baby® Infant Development System™ and the V.Flash™ Home Edutainment System during the London and Nuremburg International toy fairs in January and February 2006. V.Smile Baby combines a colourful activity panel with a receiver that hooks into the TV, giving parents an innovative way to help children between the ages of nine and 36 months to learn shapes, colours and baby sign language. The activity panel can also be detached to provide stand-alone fun for the very young.

V.Flash, meanwhile, is for children aged six to ten years old. This is a video game console that connects directly to the TV to deliver educational video gaming, MP3-quality sound, videos, 3D graphics and real life images. It uses "V.Disc", an exclusive CD-ROM based software, to take children through exciting environments and realistic video that makes learning an adventure. The V.Disc is protected by durable plastic jacket, which is a proprietary VTech design. Through the addition of V.Smile Baby and V.Flash, the V.Smile range thus now encompasses ages from nine months to pre-teens.

Alongside V.Smile, the traditional ELPs, ranging from infant toys to electronic learning aids for older children, continue to sell well. The Group continues to invest in new product development in traditional range. During the toy fairs in early 2006, over 30 new products in the traditional range were unveiled, including a new line of interactive animal character play sets for toddlers, SmartVille.

The Group's success in developing innovative products and serving its customers led to a number of awards during the financial year, including the "Toy Supplier of the Year 2005" award from the Toy Retailers Association in the United Kingdom. Our newly launched TV Learning Station was also the winner of the Educational Innovation category in the InnovationAward 2006 at the Nuremburg International Toy Fair.

In addition to investing in the development of new products, the Group has devoted ever more attention to supporting its products and the VTech brand through effective marketing and promotion. The financial year 2006 saw an increasing array of well-targeted TV, print, advertising and public relations campaigns that were successful in generating higher sales. Enhanced design in point of sales displays also brought incremental sales and increased our brand awareness among consumers.

At the same time as expanding sales, the business worked hard during the financial year to control costs. Rising labour costs, the appreciation of the Renminbi and high raw material prices were factors affecting costs during the financial year, but we worked hard to offset these through a continuous improvement in operating efficiency.

Contract Manufacturing Services

The CMS business again delivered good results in the financial year 2006, with a second record year of revenue. Revenue rose by 23.2% over the financial year 2005 to US$158.2 million, representing 13.1% of Group revenue, up from 12.6% in the previous financial year.

The solid performance in part reflects the positive state of the overall electronic manufacturing services (EMS) market which expanded by approximately 10% in the calendar year 2005. The rise in revenue was, however, also driven by increased orders from existing customers in all segments, as well as new accounts, including those for LED lighting systems and hand-held wireless audio-visual devices for on site sport events.

The switching mode power supply and professional audio equipment segments continued to account for the majority of CMS sales, at 58.8% of total CMS revenue. Europe remained the leading source of revenue, accounting for 47.1% of the total, followed by the United States at 29.5% and Asia Pacific at 23.4%.

The strong order flow was supported by continuous improvements in product quality and customer service. VTech's CMS facilities have ISO14001 certification and have achieved full compliance with RoHS, the European environmental directive, for all affected products. Quality levels, as measured by percentage failures per million units of output (ppm) further improved to well below 1,000 ppm, which meets or exceeds customers' requirements. The R&D service continued to drive business, increasing its direct contribution to the total CMS revenue and generating incremental orders.

The business was also successful in maintaining margins through good overheads control and efficiency enhancements. Rising labour costs, the appreciation of the Renminbi, and higher raw material costs were all factors leading to higher operating expenses, while demands for price reduction from customers also added to pressure on margins. To counteract this pressure, the business put a lot of effort into improving process efficiency to keep the increase in factory overheads below that of business revenue.

While the cost structure of the business has been well managed, VTech targets to strengthen its competitiveness in the EMS market by tightening customer relationships through a new organisational structure that allows management to pay more attention to individual customers. In this way, flexibility and effectiveness of our service will be enhanced despite the continued expansion of the business.

REVIEW OF FINANCIAL RESULTS

Revenue

Group revenue for the year ended 31st March 2006 increased by 17.9% over the previous financial year to US$1,204.6 million as a result of an increase in revenue from ELP business and CMS business despite a decrease in revenue at the TEL business.

The TEL business recorded a slight decrease in revenue, which fell by 2.9% to US$594.7 million. This performance reflected management's planned reduction in sales in the North American market as the Group streamlined the product lines and exited unprofitable businesses to improve profitability. Revenue from the European market, however, rose by 49.4% over the previous financial year as a result of management's success in increasing orders from existing customers and developing new markets, such as Scandinavia and Eastern Europe.

The ELP business achieved another year of substantial growth in revenue with a 60.7% year-on-year increase to US$451.7 million for the financial year 2006. The growth was attributable to strong demand for all ELP product categories. In particular, demand of the V.Smile product range remained strong supported by the broadened product portfolio following the introduction of V.Smile Pocket and the growing number of Smartridges.

For the CMS business, revenue increased by 23.2% over the previous financial year, reaching US$158.2 million. The growth mainly came from increased orders from existing customers. The CMS business continued its strategy of providing one-stop shop EMS service to small and medium sized customers.

The Group's revenue from the three core businesses was: 49.4% from the TEL business, 37.5% from the ELP business and 13.1% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 55.8% of Group revenue for the financial year 2006. Europe and Asia Pacific accounted for 38.0% and 4.4% respectively. This change in the relative contribution of the three regions mainly reflects the sales reduction in North America and sales increase in Europe at the TEL business.

Gross Profit/Margin

The gross profit for the financial year 2006 was US$446.7 million, an increase of US$117.9 million compared to the US$328.8 million recorded in the previous financial year. Gross margin for the year improved from 32.2% to 37.1%. The increase in gross margin was due to the continuous success of the ELP product range, the rationalization of the US operation of the TEL business which aimed to restore profitability, and management's effort to control overheads.

Operating profit

The operating profit for the year ended 31st March 2006 was US$136.2 million, an increase of US$73.5 million or 117.2% over the previous financial year. The improvement mainly came from significant improvement in gross profit and gross margin which resulting from overall growth in revenue and a change in the sales mix, in turn largely reflecting the continued success of the ELP product range and the improved profitability of the TEL business. In addition, improvements in operational efficiency in all three businesses mitigated the negative impacts from rising labour costs, high raw material prices and the appreciation of Renminbi.

Selling and distribution costs increased by 14.6% from US$182.6 million in the previous financial year to US$209.2 million in the financial year 2006. The increase was mainly attributable to the increased spending on advertising and promotional activities particularly to accommodate the increasing V.Smile sales. Royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V.Smile Smartridges also increased which was in line with increase in sales of the V.Smile product range. Distribution costs and selling overheads, however, were maintained at level similar to the previous financial year despite higher volume of products sold, owing to the implementation of an effective cost control mechanism. The total amount of selling and distribution costs as percentage of Group revenue decreased from 17.9% in the previous financial year to 17.4% in the financial year 2006.

Administrative and other operating expenses increased from US$51.7 million in the previous financial year to US$61.0 million in the financial year 2006. The increase was mainly due to an exchange loss of US$2.6 million recorded because of the depreciation of the Euro and Sterling against the US dollar, contrasting with an exchange gain of US$3.3 million recorded in the previous financial year. In the previous financial year the Group also realized a gain of US$1.8 million from the disposal of factories and related entities in Mexico, whereas no such gain was recorded in the financial year 2006. Excluding the effect of exchange differences and the gain on disposal as mentioned, the administrative and other operating expenses increased only slightly by US$1.6 million compared to the previous financial year. Nevertheless, the amount of administrative and other operating expenses as percentage of Group revenue maintained at 5.1% as in the previous financial year.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2006, the Group spent US$40.3 million on research and development activities, which represented around 3.3% of total Group revenue.

Net profit and dividends

The profit attributable to shareholders for the year ended 31st March 2006 was US$128.8 million, an increase of US$71.9 million as compared to the previous financial year. The ratios of EBIT and EBITDA to revenue were 11.3% and 12.9% respectively.

Basic earnings per share for the year ended 31st March 2006 were US54.9 cents as compared to US25.2 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US6.0 cents per share, which aggregated to US$14.3 million. The directors have proposed a final dividend of US26.0 cents per share, which will aggregate to US$62.1 million. Total dividend for the year amounted to US32.0 cents per share, representing an increase of US19.0 cents per share or 146.2% over the previous financial year.

Liquidity and Financial resources

The shareholders' funds as at 31st March 2006 were US$306.2 million, a 50.6% increase from US$203.3 million reported for the financial year 2005. The net assets per share increased by 42.2% from US$0.90 to US$1.28.

As at 31st March 2006 and 2005

All figures are in US$ million unless stated otherwise	2006	2005
Cash	**242.4**	123.9
Less: Total interest bearing liabilities	–	(0.2)
Net cash position	**242.4**	123.7
Gross debts to shareholders' funds	**Not applicable**	0.1%

As at 31st March 2006, the net cash increased to US$242.4 million, up 96.0% from US$123.7 million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within five years.

Treasury policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working capital

As at 31st March 2006 and 2005

All figures are in US$ million unless stated otherwise	2006	2005
Stocks	**133.8**	124.2
Average stocks as a percentage of Group revenue	**10.7%**	10.8%
Turnover days	**81 days**	78 days
Trade debtors	**162.9**	162.3
Average trade debtors as a percentage of Group revenue	**13.5%**	14.7%
Turnover days	**65 days**	65 days

The stock balance as at 31st March 2006 increased by 7.7% over the balance at 31st March 2005 to US$133.8 million. The turnover days increased from 78 days to 81 days. The increase in stock level is primarily to cater for the increased demand for ELPs and TELs in the first quarter of the financial year 2007. The trade debtors balance as at 31st March 2006 was US$162.9 million, approximately the same as reported for the previous financial year. The turnover days were 65 days, the same as in the previous financial year. Despite higher sales in the fourth quarter as compared to the previous financial year, the trade debtors balance as at 31st March was maintained at the same level as a result of substantial debt collection efforts.

Capital expenditure

For the year ended 31st March 2006, the Group invested US$32.1 million in construction of factory buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources. During the financial year 2006, the new manufacturing plant for the Group in Qingyuan city, the northern Guangdong province, started operation. This plant is specialized in supplying plastic products for our TEL business.

Capital commitments and contingencies

The Group expects to invest approximately US$54 million on capital expenditure in the financial year 2007. Besides normal capital expenditure for ongoing business operations, the Group decided to establish a new R&D centre in Shenzhen, Guangdong province. The centre is expected to be in operation by the end of the financial year 2007. In addition, the Group expects to incur further capital investment on the new manufacturing plant in Qingyuan city in the financial year 2007.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

The average number of employees for the financial year 2006 was 24,500, an increase of 4.7% from 23,400 in the previous financial year. Employee costs for the year ended 31st March 2006 were approximately US$115 million, as compared to US$107 million in the financial year 2005. The increase in the yearly average number of employees was mainly in response to the sales increase at the ELP and CMS businesses.

CODE ON CORPORATE GOVERNANCE PRACTICES

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the year ended 31st March 2006, the Company has complied with all the code provisions of the Code on Corporate Governance Practices of the HK Listing Rules (the "Code") and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board of Directors considers that this structure will not impair the balance of power and authority between the Board of Directors and the management of the Group as the non-executive directors form the majority of the Board of Directors of which four out of six are independent. The Board of Directors believes the appointment of Mr. Allan WONG Chi Yun to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board of Directors has established Audit Committee, Remuneration Committee and Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Full details on the subject of corporate governance are set out in the Company's 2006 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The Audit Committee, comprising three independent non-executive directors, is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members. It has been established to assist the Board of Directors in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

Mr. Raymond CH'IEN is the Chairman of the Audit Committee and has the appropriate financial management expertise as required under the HK Listing Rules. The Audit Committee held two meetings during the year. It reviewed work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and reports from the internal audit functions in accordance with the Committee's terms of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors. The Group's annual results for the year ended 31st March 2006 have been reviewed by the Audit Committee and agreed by the Group's external auditors.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the HK Listing Rules and Appendix to Chapter 16 of the Listing Rules of the Financial Services Authority in the United Kingdom regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung, all being independent non-executive directors.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 21st June 2006

Website: http://www.vtech.com